Exhibit 10.1

THIRD AMENDMENT
TO AMENDED AND RESTATED CREDIT AGREEMENT

THIS THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT, dated as of February 8, 2008 (this "Amendment"), is by and among ALLIANCE ONE INTERNATIONAL, INC., a Virginia corporation (the "Company"), INTABEX NETHERLANDS B.V., a company formed under the laws of The Netherlands and a Subsidiary of the Company (the "Dutch Borrower"; together with the Company, collectively the "Borrowers," and individually, a "Borrower"), each of the Domestic Subsidiaries of the Borrower from time to time party hereto (the "Domestic Guarantors"), ALLIANCE ONE INTERNATIONAL AG, a Swiss corporation ("Alliance AG"; together with the Company and the Domestic Guarantors, collectively the "Guarantors" and individually, a "Guarantor"), and WACHOVIA BANK, NATIONAL ASSOCIATION, a national banking association, as administrative agent for the Lenders (in such capacity, the "Administrative Agent").

W I T N E S S E T H:

WHEREAS, pursuant to the Amended and Restated Credit Agreement dated as of March 30, 2007 (as previously amended or modified and as further amended, restated or otherwise modified from time to time, the "Credit Agreement"; capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement) among the Borrowers, the Guarantors, the lenders and other financial institutions from time to time party thereto (the "Lenders"), and the Administrative Agent, the Lenders have extended commitments to make certain credit facilities available to the Borrower;

WHEREAS, the Credit Parties have requested that the Required Lenders amend certain provisions of the Credit Agreement; and

WHEREAS, the Required Lenders are willing to make such amendments to the Credit Agreement subject to the terms and conditions set forth herein

NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1
AMENDMENTS

1.1 **Amendment to Section 6.8**. Section 6.8 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

Section 6.8 *Fiscal Year; Changes in Capital Structure or Organizational Documents; Material Contracts; Changes to Business of Alliance AG.*

Each of the Credit Parties will not, nor will it permit any Subsidiary to, change its fiscal year. Except as expressly permitted by this Agreement, each of the Credit Parties will not, nor will it permit any Subsidiary to, (a) make any material changes in its equity capital structure (including in the terms of its outstanding Capital Stock) that would reduce or impair the consolidated equity capital of the Credit Parties and their Subsidiaries immediately thereafter; provided that, for so long as the Administrative Agent maintains its first priority lien on 100% of the issued and outstanding Capital Stock of the Dutch Borrower, the Credit Parties may amend or modify the equity capital structure of the Dutch Borrower by (i) reducing the number of, or canceling any one or more, existing classes of Capital Stock and/or (ii) issuing new Capital Stock or one or more new classes of Capital Stock or (b) materially amend, modify or change its articles of incorporation or limited liability company operating agreement, as applicable (or corporate charter or other similar organizational document) or bylaws (or other similar document) without the prior written consent of the Required Lenders, which consent shall not be unreasonably withheld; provided that the consent of the Required Lenders shall not be required in connection with any amendment to or modification of the articles of association of the Dutch Borrower necessary to effect any amendment or modification described in the proviso in clause (a) above. Each of the Credit Parties will not, nor will it permit any Subsidiary to, without the prior written consent of the Administrative Agent, amend, modify, cancel or terminate or extend or permit the amendment, modification, cancellation or termination of any of the Material Contracts, except in the event that such amendments, modifications, cancellations or terminations could not reasonably be expected to have a Material Adverse Effect. The Company will not, nor will it permit Alliance AG to, alter the business of Alliance AG in a manner such that Alliance AG is no longer the primary trading entity for the Foreign Subsidiaries.

1.2 **Amendment to Section 6.10**. Section 6.10 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

Section 6.10 **Restricted Payments.**

Each of the Credit Parties will not, nor will it permit any Subsidiary to, directly or indirectly, declare, order, make or set apart any sum for or pay any Restricted Payment, except (a) to make dividends payable solely in the same class of Capital Stock of such Person, (b) to make dividends or other distributions payable to any Credit Party or any Subsidiary (directly or indirectly through Subsidiaries), (c) to pay regularly scheduled interest payments in respect of the Senior Notes and the Senior Subordinated Notes, (d) to make other Restricted Payments so long as (i) no Default or Event of Default shall have occurred or be continuing or would result from any such Restricted Payment, (ii) at the time of each such Restricted Payment and after giving effect to each such Restricted Payment on a Pro Forma Basis, the Credit Parties are in compliance with the financial covenants set forth in Section 5.9(a)-(c), (iii) the Company shall have been in compliance, as of the most recent fiscal quarter end for which the Company has delivered a Compliance Certificate, with the Consolidated Interest Coverage Ratio, Consolidated Leverage Ratio and Consolidated Total Senior Debt to Borrowing Base Ratio levels required by Sections 5.9 for such fiscal quarter end, (iv) such Restricted Payment is permitted by the terms of the Senior Indenture, the Senior Subordinated Indenture and any other agreement or instrument governing or evidencing Indebtedness of the Credit Parties and their

Subsidiaries and (v) such Restricted Payments, together with the aggregate amount of all other Restricted Payments declared or made by the Credit Parties and their Subsidiaries on or after the Closing Date (excluding Restricted Payments permitted by subsections (a) and (c) above and (f) below), do not exceed the sum of (A) 50% of Consolidated Net Income for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing after the Closing Date to the end of the most recent fiscal quarter of the Company for which the Administrative Agent has received financial statements pursuant to Section 5.1(a) or (b) (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit) plus (B) 50% of the aggregate Net Cash Proceeds received by the Credit Parties and their Subsidiaries from Equity Issuances after the Closing Date, (e) to make other Restricted Payments so long as (i) no Default or Event of Default shall have occurred or be continuing or would result from any such Restricted Payment, (ii) at the time of each such Restricted Payment and after giving effect to each such Restricted Payment on a Pro Forma Basis, the Credit Parties are in compliance with the financial covenants set forth in Section 5.9(a)-(c), (iii) the Company shall have been in compliance, as of the most recent fiscal quarter end for which the Company has delivered a Compliance Certificate, with the Consolidated Interest Coverage Ratio, Consolidated Leverage Ratio and Consolidated Total Senior Debt to Borrowing Base Ratio levels required by Sections 5.9(a)-(c) of the Existing Credit Agreement for such fiscal quarter end and (iv) such Restricted Payments, together with the aggregate amount of all other Restricted Payments declared or made by the Credit Parties and their Subsidiaries on or after the Closing Date (excluding Restricted Payments permitted by subsections (a), (c) and (d) above and (f) below), do not exceed $35,000,000 and (f) to make additional Restricted Payments to purchase all or a portion of the outstanding Senior Notes and/or the Senior Subordinated Notes at any time, and from time to time, on or before March 31, 2009.

SECTION 2
CONDITIONS TO EFFECTIVENESS

     2.1   **Closing Conditions**. This Amendment shall become effective as of the day and year set forth above (the "Amendment Effective Date") upon satisfaction of the following conditions (in form and substance reasonably acceptable to the Administrative Agent):

     (a)   Executed Amendment. The Administrative Agent shall have received a copy of this Amendment duly executed by each of the Credit Parties and the Administrative Agent, on behalf of the Required Lenders.

     (b)   Executed Consents. The Administrative Agent shall have received executed consents, in substantially the form of Exhibit A attached hereto, from the Required Lenders authorizing the Administrative Agent to enter into this Amendment on their behalf. The delivery by the Administrative Agent of its signature page to this Amendment shall constitute conclusive evidence that the consents from the Required Lenders have been obtained.

     (c)   Fees and Expenses. The Administrative Agent shall have received from the Borrower such fees and expenses that are payable in connection with the consummation of the transactions contemplated hereby, including, without limitation, the reasonable fees and expenses of Moore & Van Allen PLLC.

(d) <u>Miscellaneous</u>. All other documents and legal matters in connection with the transactions contemplated by this Amendment shall be reasonably satisfactory in form and substance to the Administrative Agent and its counsel.

SECTION 3
REPRESENTATIONS AND WARRANTIES

3.1 <u>**Representations and Warranties**</u>. Each of the Credit Parties represents and warrants as follows:

(a) It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(b) This Amendment has been duly executed and delivered by such Person and constitutes such Person's legal, valid and binding obligations, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Person of this Amendment.

(d) The representations and warranties set forth in Article III of the Credit Agreement are true and correct as of the date hereof (except for those which expressly relate to an earlier date).

(e) After giving effect to this Amendment, no event has occurred and is continuing which constitutes a Default or an Event of Default.

(f) The Security Documents continue to create a valid security interest in, and Lien upon, the Collateral, in favor of the Administrative Agent, for the benefit of the Lenders, which security interests and Liens are perfected in accordance with the terms of the Security Documents and prior to all Liens other than Permitted Liens.

(g) Except as specifically provided in this Amendment, the Credit Party Obligations are not reduced or modified by this Amendment and are not subject to any offsets, defenses or counterclaims.

SECTION 4
MISCELLANEOUS

4.1 **Counterparts/Telecopy**. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of executed counterparts of this Amendment by telecopy shall be effective as an original and shall constitute a representation that an original shall be delivered.

4.2 **Instrument Pursuant to Credit Agreement**. This Amendment is a Credit Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated therein) be construed, administered and applied in accordance with the terms and provisions of the Credit Agreement.

4.3 **Reaffirmation of Credit Party Obligations**. Each Credit Party hereby ratifies the Credit Agreement and acknowledges and reaffirms (a) that it is bound by all terms of the Credit Agreement applicable to it and (b) that it is responsible for the observance and full performance of its respective Credit Party Obligations.

4.4 **Amended Terms**. The term "Credit Agreement" as used in each of the Credit Documents shall hereafter mean the Credit Agreement as amended by this Amendment. Except as specifically amended hereby or otherwise agreed, the Credit Agreement and the other Credit Documents are hereby ratified and confirmed and shall remain in full force and effect according to their terms.

4.5 **Survival**. Except as expressly modified and amended in this Amendment, all of the terms and provisions and conditions of each of the Credit Documents shall remain unchanged.

4.6 **Expenses**. The Borrower agrees to pay all reasonable costs and expenses of the Administrative Agent in connection with the preparation, execution and delivery of this Amendment, including without limitation the reasonable fees, expenses and retainer amounts of the Administrative Agent's legal counsel and financial consultants.

4.7 **Further Assurances**. The Credit Parties agree to promptly take such action, upon the request of the Administrative Agent, as is necessary to carry out the intent of this Amendment.

4.8 **Governing Law**. THIS AMENDMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

4.9 **Successors and Assigns**. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

4.10   **<u>General Release</u>**. In consideration of the Lenders entering into this Amendment, each Credit Party hereby releases the Administrative Agent, the Lenders, and the Administrative Agent's and the Lenders' respective officers, employees, representatives, agents, counsel and directors from any and all actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, now known or unknown, suspected or unsuspected to the extent that any of the foregoing arises from any action or failure to act under the Credit Agreement on or prior to the date hereof, except, with respect to any such person being released hereby, any actions, causes of action, claims, demands, damages and liabilities arising out of such person's gross negligence or willful misconduct.

4.11   **<u>Waiver of Jurisdiction; Service of Process; Waiver of Jury Trial; Arbitration</u>**. The jurisdiction, service of process, waiver of jury trial and arbitration provisions set forth in Sections 9.12, 9.13 and 9.16 of the Credit Agreement are hereby incorporated by reference, *mutatis mutandis.*

[Balance of Page Intentionally Left Blank].

Each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

COMPANY: **ALLIANCE ONE INTERNATIONAL, INC.**

By: /s/ Robert E. Harrison
Name:
Title: Chief Executive Officer & President

By: /s/ James A. Cooley
Name:
Title: Executive Vice President & Chief Financial Officer

DUTCH BORROWER: **INTABEX NETHERLANDS B.V.**

By: /s/ James A. Cooley
Name:
Title: Attorney-in-fact

By: /s/ Joel Thomas
Name:
Title: Attorney-in-fact

DOMESTIC GUARANTORS: **[NONE]**

FOREIGN GUARANTORS: **ALLIANCE ONE INTERNATIONAL AG**

By: /s/ James A. Cooley
Name:
Title: Authorized Signatory

By: /s/ Joel Thomas
Name:
Title: Authorized Signatory

ADMINISTRATIVE AGENT:

WACHOVIA BANK, NATIONAL ASSOCIATION,
as Administrative Agent and as a Lender

By: Jorge A. Gonzalez
Name:
Title: Managing Director

EXHIBIT A

FORM OF
LENDER CONSENT

See Attached.

LENDER CONSENT

This Lender Consent is given pursuant to the Amended and Restated Credit Agreement, dated as of March 30, 2007 (as amended, restated, modified or supplemented from time to time, the "Credit Agreement"), by and among **ALLIANCE ONE INTERNATIONAL, INC.**, a Virginia corporation (the "Company"), **INTABEX NETHERLANDS B.V.**, a company formed under the laws of The Netherlands and a Subsidiary of the Company (the "Dutch Borrower"; together with the Company, collectively the "Borrowers," and individually, a "Borrower"), each of the Domestic Subsidiaries of the Borrower from time to time party thereto (the "Domestic Guarantors"), **ALLIANCE ONE INTERNATIONAL AG**, a Swiss corporation ("Alliance AG"; together with the Company and the Domestic Guarantors, collectively the "Guarantors" and individually, a "Guarantor"), the lenders and other financial institutions from time to time party thereto (the "Lenders") and **WACHOVIA BANK, NATIONAL ASSOCIATION**, as administrative agent on behalf of the Lenders (in such capacity, the "Administrative Agent"). Capitalized terms used herein shall have the meanings ascribed thereto in the Credit Agreement unless otherwise defined herein.

The undersigned hereby approves the Third Amendment to Credit Agreement, dated as of February __, 2008, by and among the Borrower, the Guarantors party thereto, and the Administrative Agent, on behalf of the Lenders (the "Amendment") and hereby authorizes the Administrative Agent to execute and deliver the Amendment on its behalf and, by its execution below, the undersigned agrees to be bound by the terms and conditions of the Amendment and the Credit Agreement, as amended by the Amendment.

Delivery of this Lender Consent by telecopy shall be effective as an original.

A duly authorized officer of the undersigned has executed this Lender Consent as of the ___ day of February, 2008.

_____,
as a Lender

By: _____
Name: _____
Title: _____